Exhibit 11.2

Insider Trading Policy

In order to take an active role in the prevention of insider trading violations by its officers, directors, employees and other related individuals, AirNet Technology Inc., (the Company) has adopted the policies and procedures described in this Memorandum.

I. Adoption of Insider Trading Policy

The Company has adopted the Insider Trading Policy attached hereto as Attachment 1 (the “Policy”), which prohibits trading based on material, nonpublic information regarding the Company (“Inside Information”). The Policy covers officers, directors and all other employees of, or consultants or contractors to, the Company, as well as family members of such persons, and others, in each case where such persons have or may have access to Inside Information. The Policy (and/or a summary thereof) is to be delivered to all new employees and consultants upon the commencement of their relationships with the Company.

II. Designation of Certain Persons

A.Section 16 Individuals. The Company has identified on Attachment 2 certain persons who are the directors and officers who are subject to the reporting and liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (“Section 16 Individuals”). These persons will be notified by the Company as to their obligations under Section 16. This list of persons will be amended from time to time as appropriate to reflect the election of new officers or directors, any change in function of current officers and the resignation or departure of current officers or directors.

B.Other Persons. The Company will from time to time identify other persons, including those persons identified on Attachment 3 hereto, who, together with the Section 16 Individuals, should be subject to the pre-clearance requirement described in Section V.A., in that the Company believes that, in the normal course of their duties or with respect to a particular matter, such persons have, or are likely to have, regular or special access to Inside Information.

III. Establishment of Trading Window

The Company has determined that all directors and officers and those other employees of the Company identified on Attachment 4 (as may be amended from time to time), shall be prohibited from buying, selling or otherwise effecting transactions in any stock or other securities of the Company or derivative securities thereof except during a trading window that will begin at the open of market on the trading day following the second date of public disclosure of the Company’s financial results for a particular fiscal quarter or year and will end at the close of market on the 30th day of the last calendar month of the next fiscal quarter. In addition, the Company shall have the right to impose special black-out periods during which such persons will be prohibited from buyers, selling or otherwise effecting transactions in any stock or other securities of the Company or derivative securities thereof, even though the trading window would otherwise be open. These restrictions on trading shall not apply to transactions made under a trading plan adopted pursuant to Securities and Exchange Commission Rule 10b5-1(c) (17 C.F.R. § 240.10b5-1(c)) (“Rule 10b5-1(c)”) and approved in writing by the Board of Directors of the Company or a committee thereof, or such proper officer(s) of the Company as may be designated by the Board of Directors (an “approved Rule 10b5-1 trading plan”).

IV. Appointment of Compliance Officer

The Company has appointed the Company’s General Counsel as the Company’s Insider Trading Compliance Officer.

V. Duties of Compliance Officer

The duties of the Compliance Officer shall include, but not be limited to, the following:

A.Other than transactions made pursuant to an approved Rule 10b5-1 trading plan, pre-clearing all transactions involving the Company’s securities by those individuals listed on Attachment 3 that have been identified and informed by the Company in order to determine compliance with the Policy, insider trading laws, Section 16 of the Exchange Act and Rule 144 promulgated under the Securities Act of 1933, as amended. This list of persons will be amended from time to time as appropriate.

B.Assisting in the preparation and filing of Section 16 reports (Forms 3, 4 and 5) for all Section 16 Individuals.

C.Serving as the designated recipient at the Company of copies of reports filed with the Securities and Exchange Commission by Section 16 Individuals under Section 16 of the Exchange Act.

D.Periodically reminding all Section 16 Individuals regarding their obligations to report and quarterly reminders of the dates that the trading window described in Section III above begins and ends.

E.Performing periodic cross-checks of available materials, which may include Forms 3, 4 and 5, Forms 144, officer’s and director’s questionnaires, and reports received from the Company’s stock administrator and transfer agent, to determine trading activity by officers, directors and others who have, or may have, access to Inside Information.

F.Circulating the Policy (and/or a summary thereof) to all employees, including Section 16 Individuals, on an annual basis, and providing the Policy and other appropriate materials to new officers, directors and others who have, or may have, access to Inside Information.

G.Assisting the Company in implementation of the Policy.

H.Coordinating with Company counsel regarding compliance activities with respect to Rule 144 requirements and regarding changing requirements and recommendations for compliance with Section 16 of the Exchange Act and insider trading laws to ensure that the Policy is amended as necessary to comply with such requirements.

Attachment 1 - Insider Trading Policy & Guidelines with Respect to Certain Transactions in Company Securities

Certain Transactions in Company Securities

This Policy provides guidelines to employees, officers and directors of, and consultants and contractors to AirNet Technology Inc. (the “Company”) with respect to transactions in the Company’s securities.

Applicability of Policy

This Policy applies to all transactions in the Company’s securities, including common stock, options for common stock and any other securities the Company may issue from time to time, such as preferred stock, warrants and convertible debentures, as well as to derivative securities relating to the Company’s stock, whether or not issued by the Company, such as exchange-traded options. It applies to all officers of the Company, all members of the Company’s Board of Directors, and all employees of, and consultants and contractors to, the Company and its subsidiaries, who receive or have access to Material Nonpublic Information (as defined below) regarding the Company. This group of people, members of their immediate families, and members of their households are sometimes referred to in this Policy as “Insiders.” This Policy also applies to any person who receives Material Nonpublic Information from any Insider. Any person who possesses Material Nonpublic Information regarding the Company is an Insider for so long as the information is not publicly known. Any employee can be an Insider from time to time, and would at those times be subject to this Policy.

Statement of Policy

General Policy

It is the policy of the Company to oppose the unauthorized disclosure of any nonpublic information acquired in the work-place and the misuse of Material Nonpublic Information in securities trading.

Specific Policies

1.Trading on Material Nonpublic Information. No director, officer or employee of, or consultant or contractor to, the Company, and no member of the immediate family or household of any such person, shall engage in any transaction involving a purchase or sale of the Company’s securities, including any offer to purchase or offer to sell, during any period commencing with the date that he or she possesses Material Nonpublic Information concerning the Company, and ending at the beginning of the Trading Day following the second date of public disclosure of that information, or at such time as such nonpublic information is no longer material. As used herein, the term “Trading Day” shall mean a day on which national stock exchanges and the Nasdaq Stock Market (“Nasdaq”) are open for trading. A “Trading Day” begins at the time trading begins on such day. This restriction on trading does not apply to transactions made under a trading plan adopted pursuant to Securities and Exchange Commission Rule 10b5-1(c) (17 C.F.R. § 240.10b5-1(c)) (“Rule 10b5-1 (c)”) and approved in writing by the Company (an “approved Rule 10b5-1 trading plan”).

2.Tipping. No Insider shall disclose (“tip”) Material Nonpublic Information to any other person (including family members) where such information may be used by such person to his or her profit by trading in the securities of companies to which such information relates, nor shall such Insider or related person make recommendations or express opinions on the basis of Material Nonpublic Information as to trading in the Company’s securities.

3.Confidentiality of Nonpublic Information. Nonpublic information relating to the Company is the property of the Company and the unauthorized disclosure of such information is forbidden. In the event any officer, director or employee of the Company receives any inquiry from outside the Company, such as a stock analyst, for information (particularly financial results and/or projections) that may be Material Nonpublic Information, the inquiry should be referred to the Company’s General Counsel, who is responsible for coordinating and overseeing the release of such information to the investing public, analysts and others in compliance with applicable laws and regulations.

Potential Criminal and Civil Liability and/or Disciplinary Action

1.Liability for Insider Trading. Pursuant to federal and state securities laws, insiders may be subject to criminal and civil fines and penalties as well as imprisonment for engaging in transactions in the Company’s securities at a time when they have knowledge of Material Nonpublic Information regarding the Company.

2.Liability for Tipping. Insiders may also be liable for improper transactions by any person (commonly referred to as a “tippee”) to whom they have disclosed Material Nonpublic Information regarding the Company or to whom they have made recommendations or expressed opinions on the basis of such information as to trading in the Company’s securities. The Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the disclosing person did not profit from the trading. The SEC, the stock exchanges and the National Association of Securities Dealers, Inc. use sophisticated electronic surveillance techniques to uncover insider trading.

3.Possible Disciplinary Actions. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment.

Trading Guidelines and Requirements

1.Black-Out Period and Trading Window.

a.Black-Out Period. The period beginning at the close of market on the 30th day of the last calendar month of each fiscal quarter and ending at the beginning of the Trading Day following the date of public disclosure of the financial results for that quarter is a particularly sensitive period of time for transactions in the Company’s stock from the perspective of compliance with applicable securities laws. This sensitivity is due to the fact that officers, directors and certain employees will, during that period, often possess Material Nonpublic Information about the expected financial results for the quarter during that period. Accordingly, this period of time is referred to as a “black-out” period. All directors and officers and those other employees identified by the Company from time to time and who have been notified that they have been so identified are prohibited from trading during such period.

In addition, from time to time Material Nonpublic Information regarding the Company may be pending. While such information is pending, the Company may impose a special “black-out” period during which the same prohibitions and recommendations shall apply. These restrictions on trading do not apply to transactions made under an approved Rule 10b5-1 trading plan.

b.Mandatory Trading Window. To ensure compliance with this Policy and applicable federal and state securities laws, the Company requires that all directors and officers and those certain identified employees of the Company refrain from conducting transactions involving the purchase or sale of the Company’s securities other than during the period (the “trading window”) commencing at the open of market on the Trading Day following the second date of public disclosure of the financial results for a particular fiscal quarter or year and continuing until the close of market on the 30th day of the last calendar month of the next fiscal quarter. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. The prohibition against trading during the black-out period encompasses the fulfillment of “limit orders” by any broker for a director, officer or employee, as applicable, and the brokers with whom any such limit order is placed must be so instructed at the time it is placed.

From time to time, the Company may also prohibit directors, officers and potentially a larger group of employees, consultants and contractors from trading securities of the Company because of material developments known to the Company and not yet disclosed to the public. In such event, directors, officers and such employees, consultants and contractors may not engage in any transaction involving the purchase or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. The Company would re-open the trading window at the beginning of the Trading Day following the second date of public disclosure of the information, or at such time as the information is no longer material.

It should be noted that even during the trading window, any person possessing Material Nonpublic Information concerning the Company, whether or not subject to the black-out period and trading window, should not engage in any transactions in the Company’s securities until such information has been known publicly for at least one Trading Day, whether or not the Company has recommended a suspension of trading to that person. This restriction on trading does not apply to transactions made under an approved Rule 10b5-1 trading plan. Trading in the Company’s securities during the trading window should not be considered a “safe harbor,” and all directors, officers and other persons should use good judgment at all times.

2.Pre-Clearance of Trades. The Company has determined that all executive officers and directors of the Company and certain other persons identified by the Company from time to time and who have been notified that they have been so identified must refrain from trading in the Company’s securities, even during the trading window, without first complying with the Company’s “pre-clearance” process. Each such person should contact the Company’s Insider Trading Compliance Officer prior to commencing any trade in the Company’s securities. The Insider Trading Compliance Officer will consult as necessary with senior management of and/or counsel to the Company before clearing any proposed trade. Although an Insider wishing to trade pursuant to an approved Rule 10b5-1 trading plan need not seek pre-clearance from the Company’s Insider Trading Compliance Officer before each trade takes place, such an Insider must obtain Company approval of the proposed Rule 10b5-1 trading plan before it is adopted.

3.Individual Responsibility. Every officer, director and other employee, consultant and contractor has the individual responsibility to comply with this Policy against insider trading. An Insider may, from time to time, have to forego a proposed transaction in the Company’s securities even if he or she planned to make the transaction before learning of the Material Nonpublic Information and even though the Insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Applicability of Policy to Inside Information Regarding Other Companies

This Policy and the guidelines described herein also apply to Material Nonpublic Information relating to other companies, including the Company’s vendors and suppliers (“business partners”), when that information is obtained in the course of employment with, or the performance of services on behalf of, the Company. Civil and criminal penalties, and termination of employment, may result from trading on inside information regarding the Company’s business partners. All officers, directors, employees, consultants and contractors should treat Material Nonpublic Information about the Company’s business partners with the same care required with respect to information related directly to the Company.

Definition of Material Nonpublic Information

It is not possible to define all categories of material information. However, information should be regarded as material if there is a reasonable likelihood that it would be considered important to an investor in making an investment decision regarding the purchase or sale of the Company’s securities.

While it may be difficult under this standard to determine whether particular information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered material. Examples of such information may include:

•	Financial results

•	Known but unannounced future earnings or losses

•	Changes in subscription rates

•	News of a pending or proposed mergers

•	News of the disposition or acquisition of significant assets

•	Significant developments related to intellectual property

•	Significant developments involving corporate relationships

•	Changes in dividend policy

•	New service announcements of a significant nature

•	Stock splits

•	New equity or debt offerings

•	Significant litigation exposure due to actual or threatened litigation

Either positive or negative information may be material.

Nonpublic information is information that has not been previously disclosed to the general public and is otherwise not available to the general public.

Certain Exceptions

For purposes of this Policy, the Company considers that the exercise of stock options for cash under the Company’s stock option plan and the purchase of shares pursuant to the Company’s Employee Stock Purchase Plan (but not the sale of any shares issued upon such exercise or purchase and not a cashless exercise (accomplished by a sale of a portion of the shares issued upon exercise of an option)) are exempt from this Policy, since the other party to these transactions is the Company itself and the price does not vary with the market, but is fixed by the terms of the option agreement or plan, as applicable. In addition, for purposes of this Policy, the Company considers that bona fide gifts of the securities of the Company are exempt from this Policy.

Additional Information - Directors and Officers

Directors and officers of the Company and certain other persons identified by the Company from time to time must also comply with the reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Securities Exchange Act of 1934, as amended. The practical effect of these provisions is that officers, directors and such other persons who purchase and sell the Company’s securities within a six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Nonpublic Information. Under these provisions, and so long as certain other criteria are met, neither the receipt of an option under the Company’s option plans, nor the exercise of that option is deemed a purchase under Section 16; however, the sale of any such shares is a sale under Section 16. In addition, the receipt of stock under the Company’s Employee Stock Purchase Plan is not deemed a purchase under Section 16, but the subsequent sale of such stock is not exempt from Section 16. Section 16 prohibits executive officers and directors from ever making a short sale of the Company’s stock. A short sale is a sale of securities not owned by the seller or, if owned, not delivered. Transactions in put and call options for the Company’s securities may in some instances constitute a short sale or may otherwise result in liability for short swing profits. All executive officers and directors of the Company and such other identified persons must confer with the Insider Trading Compliance Officer before effecting any such transaction. The Company strongly discourages all such short-swing and short sale transactions by executive officers, directors and all employees.

While employees who are not executive officers and directors are not prohibited by law from engaging in short sales of the Company’s securities, the Company believes it is inappropriate for employees to engage in such transactions and therefore strongly discourages all employees from such activity. The Company has provided, or will provide, separate memoranda and other appropriate materials to its executive officers and directors and those identified employees regarding compliance with Section 16 and its related rules.

Inquiries

Please direct your questions as to any of the matters discussed in this Policy to the Company’s Insider Trading Compliance Officer, the Company’s General Counsel, or his or her successor.